UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Supertel Hospitality, Inc. (SPPR)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

868526401
(CUSIP Number)

Guy Lawson
McGrath North Mullin & Kratz, PC LLO
1601 Dodge Street Suite 3700
Omaha, Nebraska 68102
402-341-3070
(Name, Address and Telephone Number of Person
authorized to Receive Notices and Communications)

March 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ?

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 868526401
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J. William Blackham
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 227,894
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 227,894
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,894
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 868526401

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Supertel Hospitality, Inc., a Maryland corporation (the “Company”).  The principal executive offices of the Company are located at 1800 West Pasewalk Avenue, Suite 200, Norfolk, Nebraska 68701.

Item 2. Identity and Background

This statement is filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, by J. William Blackham.  Mr. Blackham is a natural person, his principal occupation is Chief Executive Officer of the Company, and his business address is 1800 West Pasewalk Avenue, Suite 200, Norfolk, Nebraska 68701.  Mr. Blackham is also a member of the Company’s Board of Directors.

Mr. Blackham has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Blackham is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

On March 2, 2015, the Company granted Mr. Blackham a warrant (“Warrant”), as an inducement material to his acceptance of employment as Chief Executive Officer of the Company, to purchase 657,894 shares of the Company Common Company at (i) $1.52 per share (the adjusted closing bid price of the Company Common Stock on Nasdaq on March 2, 2015) if he purchases at least one-third but not more than one-half of the shares on or prior to March 17, 2015, and (ii) $1.92 per share for shares purchased after March 17, 2015.  The Warrant has a three-year term.  On March 11, 2015 Mr. Blackham, using personal funds, exercised the Warrant in part and purchased 227,894 shares of the Company Common Stock.  The Warrant remains exercisable during its term for 430,000 shares of the Company Common Stock.

Item 4. Purpose of Transaction.

Mr. Blackham acquired beneficial ownership of the securities of the Company for investment purposes only and with no view to their resale or other distribution of any kind and with no current plans or proposals with respect to the Company or any securities of the Company which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5.  Interest in Securities of the Company

(a) As of the date of this report, Mr. Blackham directly beneficially owns 227,894 shares of the Company Common Stock and has the right to acquire 430,000 shares which may be purchased pursuant to the Warrant during its term.  The 227,894 shares represent 4.6% of the outstanding Common Stock based on 4,923,847 shares of outstanding Company Common Stock.  Does not include long-term incentive plan units, which if fully earned and vested could be redeemed by the Company for 657,894 shares of Company Common Stock because such award could not be earned, vested and redeemed within 60 days of the date hereof.

(b) Mr. Blackham has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 227,894 shares of Company Common Stock.

(c) The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) Not applicable

(e) Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1:  Employment Agreement of J. William Blackham and the Company dated March 2, 2015 (1)

Exhibit 2:  Common Stock Purchase Warrant dated March 2, 2015 between the Company and J. William Blackham (2)

1 Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on 8-K filed with the SEC on March 6, 2015.

2 Incorporated by reference to Exhibit 10.3 of the Company’s Current Report on 8-K filed with the SEC on March 6, 2015.

CUSIP No. 868526401

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: March 12, 2015	By:	/s/ J. William Blackham
J. William Blackham